UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On March 6, 2023, Oatly Group AB (the “Company”) published a report announcing the results of its extraordinary general meeting held on the same date (“Extraordinary General Meeting”), a copy of which is furnished as Exhibit 99.1. At the Extraordinary General Meeting, the Company’s shareholders approved the Company’s amended Articles of Association, a copy of which is furnished as Exhibit 1.1, and a proposal from the board of directors regarding authorization for the board to resolve on new issue of shares and/or warrants and/or convertible bonds, a copy of which is furnished as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Articles of Association of Oatly Group AB, as amended
99.1	Press release of Oatly Group AB, dated March 6, 2023
99.2	Board of directors’ proposal regarding authorization for the board of directors to resolve on new issue of shares and/or warrants and/or convertible bonds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Oatly Group AB

Date: March 6, 2023	By:	/s/ Christian Hanke
	Name:	Christian Hanke
	Title:	Chief Financial Officer